Exhibit 99.7

The report contained in this Exhibit was prepared solely and exclusively for use by the New York Stock Exchange, Inc. Board of Directors and Compensation Committee. The report may not be used or relied upon in any manner by any other party.

TOWERS PERRIN HR SERVICES

New York Stock Exchange

Equity Grant Practices for Insurance Demutualization

July 2005

© 2005 Towers Perrin

Contents

Overview

Findings

Comparison to prior IPO analyses performed for the Board

Appendix

Company Plan Details and Restrictions

© 2005 Towers Perrin 2

Overview

The New York Stock Exchange (“NYSE”) has asked Towers Perrin to provide data regarding IPO equity grant practices for demutualized insurance companies.

We have compiled a group of 12 insurance companies from our databases that have demutualized within the last ten years (see next page).

For these insurance companies, equity grants at IPO were limited by state demutualization regulations that typically place restrictions on:

The aggregate shares and amount per year that may be reserved and granted for some specified period

The timing by which the first equity awards may be granted (particularly for executives and directors)

The amount that can be granted to any one individual

Due to the grant limitations placed on demutualized insurance companies, we have collected data on grants made at IPO and on the first grants made post-IPO, under the assumption these grants are comparable to typical “IPOs grants” for companies that do not have these limitations.

The following pages provide details regarding the levels of equity granted in aggregate, to the top 5 proxy officers and to all other employees in relation to the total shares outstanding subsequent to the demutualization and IPO.

© 2005 Towers Perrin 3

Overview (continued)

- The table below provides an IPO related data for each of the companies included in the analysis.

Company	IPO Date	IPO Shares	Over-Allotment	Total Outstanding (Excluding Over-Allotment)	IPO Price
AmerUs Life Holdings	January 28, 1997	4,663,190	699,478	22,750,000	$16.50
Anthem (now WellPoint)[1]	November 2, 2001	48,000,000	7,200,000	102,861,000	$36.00
John Hancock Financial Services[2]	January 27, 2000	102,000,000	15,300,000	331,700,000	$17.00
Manulife Financial	September 23, 1999	138,335,616	N/A	500,903,225	$18.00
MetLife	April 7, 2000	202,000,000	30,300,000	755,903,472	$14.25
MONY Group	November 16, 1998	11,250,000	1,687,500	45,350,000	$23.50
Phoenix Companies	June 20, 2001	48,800,000	7,320,000	105,000,000	$17.50
Principal Financial Group	October 26, 2001	100,000,000	15,000,000	360,600,000	$18.50
Prudential Financial	December 18, 2001	110,000,000	16,500,000	566,300,000	$27.50
Sun Life Financial Services	March 22, 2000	143,000,000	22,000,000	400,000,000	$12.50
Trigon Healthcare[3]	January 31, 1997	15,500,000	2,325,000	39,975,022	$13.00
WellChoice[4]	November 7, 2002	16,694,783	2,504,217	82,300,000	$25.00

Notes:

[1] At the IPO, the company also issued 4.6 million 6.00% Equity Security Units. Holders of the units agree to purchase Anthem common shares on Nov. 15, 2004, for $50 per share.

[2] The company was acquired by Manulife Financial in 2004.

[3] The company was acquired by Anthem in July 2002.

[4] The New York Public Asset Fund holds the only share of class B common stock outstanding; these shares have voting rights restricting the issuance of future common shares.

© 2005 Towers Perrin

4

Findings

All 12 companies granted equity, primarily in the form of options, to some portion of the employee population

The median aggregate award represented 3.0% of shares outstanding and ranged from 1.0% to 5.5% of shares outstanding

Only five of the 12 companies granted full-value shares which averaged approximately 6% of the total grant; 7 companies used 100% stock options

Named executive officers received 0.5% of shares outstanding at median and ranged from 0.1% to 1.7% of shares outstanding

Named executive officers received 19.9% of the total award at median

Named executives received grants ranging from 3.8% to 55.2% of the total award

All other employees received 1.9% of shares outstanding at the median and ranged from 0.6% to 4.0% of shares outstanding

At the median, this represented 79.9% of the aggregate award

All other employees received grants that ranged from 44.8% to 96.2% of the total award

Eleven out of the 12 companies granted at least 50% of the total award to non-proxy officers

Details on each company are provided on the following pages

© 2005 Towers Perrin 5

Findings (continued)

- The table below provides details regarding grants provided in *aggregate*, to proxy *named executive officers*, and to *all other employees* for each company
  - Summary statistics are provided at the bottom of the table

Company	Post-IPO Shares Outstanding	Stock Plan Overhang at IPO	Initial Equity Awards - Aggregate: Total Equity Awards Granted at IPO	Initial Equity Awards - Aggregate: IPO Equity Awards as a % of Outstanding	Initial Equity Awards - Named Officers: Total IPO Equity Awards	Initial Equity Awards - Named Officers: Awards as % of all IPO Equity Awards	Initial Equity Awards - Named Officers: Awards as a % of outstanding	Initial Equity Awards - All Other Employees: Total IPO Equity Awards	Initial Equity Awards - All Other Employees: Awards as % of all IPO Equity Awards	Initial Equity Awards - All Other Employees: Awards as a % of outstanding
AmerUs Life Holdings	22,750,000	6.8%	684,000	3.01%	377,500	55.2%	1.66%	306,500	44.8%	1.35%
Anthem (now WellPoint)	102,861,000	6.8%	3,058,970	2.97%	473,600	15.0%	0.46%	2,585,370	84.5%	2.51%
John Hancock Financial Services	331,700,000	4.7%	14,018,400	4.23%	2,874,604	20.0%	0.87%	11,143,796	79.5%	3.36%
Manulife Financial	500,903,225	7.3%	5,000,000	1.00%	2,191,018	27.4%	0.44%	2,808,982	56.2%	0.56%
MetLife	755,903,472	5.1%	12,263,550	1.62%	668,175	5.4%	0.09%	11,595,375	94.6%	1.53%
MONY Group	45,350,000	5.2%	1,586,400	3.50%	579,500	36.5%	1.28%	1,006,900	63.5%	2.22%
Phoenix Companies	105,000,000	6.0%	4,456,906	4.24%	795,000	15.8%	0.76%	3,661,906	82.2%	3.49%
Principal Financial Group	360,600,000	6.3%	5,163,905	1.43%	360,380	7.0%	0.10%	4,803,525	93.0%	1.33%
Prudential Financial	566,300,000	7.6%	21,731,814	3.84%	832,064	3.8%	0.15%	20,899,750	96.2%	3.69%
Sun Life Financial Services	400,000,000	7.7%	5,710,800	1.43%	1,130,000	19.8%	0.28%	4,580,800	80.2%	1.15%
Trigon Healthcare	39,975,022	10.3%	2,180,982	5.46%	565,100	25.9%	1.41%	1,615,882	74.1%	4.04%
WellChoice	82,300,000	7.6%	976,950	1.19%	451,290	46.2%	0.55%	525,660	53.8%	0.64%
Minimum		4.7%		1.0%		3.8%	0.09%		44.8%	0.56%
25th Percentile		5.8%		1.4%		13.0%	0.25%		61.6%	1.29%
50th Percentile		6.8%		3.0%		19.9%	0.50%		79.9%	1.88%
Average		6.8%		2.8%		23.2%	0.67%		75.2%	2.18%
75th Percentile		7.6%		3.9%		29.7%	0.97%		86.6%	3.39%
Maximum		10.3%		5.5%		55.2%	1.66%		96.2%	4.04%

© 2005 Towers Perrin

6

Findings (continued)

- The table below provides data on the portion of full-value share grants versus stock option grants that were made in connection with the IPO
  - Seven of the 12 companies used only stock options
  - Full-value shares were used at 5 companies, averaging 6% of the total grant
  - Summary statistics are provided at the bottom of the table

Company	Total IPO grants	IPO grants as a % of common shares outstanding	Full-value shares granted	Full-value shares as a % of common shares outstanding	Full-value shares as a % of total IPO grants	Stock options granted	Stock options as a % of total IPO grants	Stock options as a % of common shares outstanding
AmerUs Life Holdings	684,000	3.01%	-	-	0.0%	684,000	100%	3.01%
Anthem (now WellPoint)	3,154,270	3.07%	95,300	0.09%	3.0%	3,058,970	97%	2.97%
John Hancock Financial Services	14,365,428	4.33%	347,028	0.10%	2.4%	14,018,400	98%	4.23%
Manulife Financial	8,000,000	1.60%	3,000,000	0.60%	37.5%	5,000,000	63%	1.00%
MetLife	12,263,550	1.62%	-	-	0.0%	12,263,550	100%	1.62%
MONY Group	1,586,400	3.50%	-	0.00%	0.0%	1,586,400	100%	3.50%
Phoenix Companies	5,030,383	4.79%	573,477	0.55%	11.4%	4,456,906	89%	4.24%
Principal Financial Group	5,163,905	1.43%	-	-	0.0%	5,163,905	100%	1.43%
Prudential Financial	21,731,814	3.84%	-	-	0.0%	21,731,814	100%	3.84%
Sun Life Financial Services	5,710,800	1.43%	-	-	0.0%	5,710,800	100%	1.43%
Trigon Healthcare	2,180,982	5.46%	-	-	0.0%	2,180,982	100%	5.46%
WellChoice	976,950	1.19%	185,969	0.23%	19.0%	790,981	81%	0.96%
Minimum		1.2%		0.0%	0.0%		62.5%	1.0%
25th Percentile		1.6%		0.1%	0.0%		94.9%	1.4%
50th Percentile		3.0%		0.2%	0.0%		100.0%	3.0%
Average		2.9%		0.3%	6.1%		93.9%	2.8%
75th Percentile		4.0%		0.5%	5.1%		100.0%	3.9%
Maximum		5.5%		0.6%	37.5%		100.0%	5.5%

© 2005 Towers Perrin
7

Comparison to prior IPO analyses performed for the Board

The table below provides a high-level comparison of the demutualized insurance companies discussed in this report with the custom peer group and the general industry data that we presented to the Board at the May 24th meeting.

Peer Groups

Total shares granted at IPO as a % of common shares outstanding

Total shares granted to proxy named executives as a % of the total grant

Total shares granted to all other employees as a % of the total grant

Custom Peer Group1 (average) 9.5% 13.5% 68.8%

General Industry2 (median) 4.0% 27.1% 72.9%

Demutualized

Insurance Companies 3.0% 19.9% 79.9%

(median)

1 Custom peer group is from the May 24th Board Report and includes: Accenture, Chicago Mercantile Exchange, Goldman Sachs, Greenhill, International Securities Exchange, Lazard, NASDAQ

2 Based on general industry data presented in the May 24th Board Report .

© 2005 Towers Perrin 8

Appendix –

Restrictions and Company Plan Details

Appendix I –

Restrictions on Stock-Based Grants

Company

Restriction on Stock-Based Grants

AmerUs

Under Iowa demutualization law, directors and executives will not be able to buy common shares, and the company may not grant stock-based awards to its directors and executives, until 6 months after the demutualization.

Anthem

Under Indiana demutualization law, directors and executives will not be able to buy common shares, and the company may not grant stock-based awards to its directors and executives, until 6 months after the demutualization.

John Hancock Financial Services

Policy Committee participants are restricted from receiving stock-based awards for a period of 1 year after the IPO

Manulife Financial

The company is prohibited from issuing or providing shares or options to any director, officer or employee for a period of one year following the listing of common shares.

MetLife

Under the plan of conversion, the company has agreed not to award stock-based awards to employees or directors until the 1 year anniversary of the conversion.

MONY Group

Under the plan of reorganization, directors and executives will not be able to buy common shares until 2 years after the reorganization and the company may not grant stock-based awards to directors and executives until 1 year after the reorganization.

Phoenix Companies

The compensation committee may not grant any stock or stock options prior to the first anniversary of the initial public offering.

© 2005 Towers Perrin 10

Appendix I –

Restrictions on Stock-Based Grants (continued)

Company

Restriction on Stock-Based Grants

Principal Financial Group

Under the plan of reorganization, the company has agreed not to award stock-based awards to executives or directors until 6 months after the conversion, and any award granted may not become exercisable until 18 months after the conversion.

Prudential Financial

Under the plan of reorganization, the company has agreed not to award stock-based awards to vice presidents and equivalents until 6 months after the conversion and to senior vice presidents and above until the 1 year anniversary of the conversion.

Trigon Healthcare

The plan of demutualization contains provisions generally prohibiting Trigon Healthcare from adopting any stock-based compensation plan, including any restricted stock, stock option or stock appreciation rights plan, for directors or senior management prior to the effective date of the Plan of Demutualization, and imposes restrictions on stock rights granted before three months after expiration of the six-month lockup period following the Offerings.

Sun Life Financial Services

None disclosed, but equity awards to executives did not occur until 1 year after the demutualization.

WellChoice

Under the plan of conversion, the company has agreed not to award stock appreciation rights or stock-based awards to employees or directors until the 1 year anniversary of the conversion.

© 2005 Towers Perrin 11

Appendix II -

Company Plan Details: AmerUs Life Holdings

On September 15, 1996, the company adopted the Stock Incentive Plan, which provides for the grant of options (including incentive stock options and non-qualified stock options), stock appreciation rights and restricted stock awards.

Officers and other key and high potential employees of the company, its affiliates and its subsidiaries who are responsible for or contribute to the management, growth and/or profitability of the business of the company are eligible for awards under the plan.

Consistent with rules recently promulgated by the Iowa Commissioner, no options or awards will be granted by the company during the six-month period following the closing of the IPO.

Options were granted after the 6-month restriction period to executives and other key employees. Options vest and become exercisable in equal installments on the first, second and third anniversaries after the date of grant.

© 2005 Towers Perrin 12

Appendix II -

Company Plan Details: Anthem

The company adopted the 2001 Stock Incentive Plan. Directors, executives and employees, as selected by the compensation committee, will participate in the Stock Plan. The Stock Plan is an omnibus plan, which allows for the grant of stock options, restricted stock, stock appreciation rights, performance stock and performance awards.

The Stock Plan reserves for issuance 5,000,000 shares for incentive awards to employees and non-employee directors, plus an additional 2,000,000 shares solely for issuance under grants of stock options that may be made to substantially all employees (and for issuance under similar grants that may be made to new employees). Under the program, 100 options were granted to each of about 14,790 employees, options vest in 2 years and expire in 10 years. None of the executive officers received stock options under these grants.

For a period of six months following the effective date of the demutualization, the company may not make any grants under the Stock Plan to directors or any executive who participates in the LTIP (long-term bonus plan).

Options were granted to named executive officers and other key executives that traditionally participated in the long-term bonus plan (approximately 50 executives in total) as of May 3, 2002 as part of the Anthem 2001 Stock Incentive Plan, and vest in annual installments over three years beginning May 3, 2003. All options were granted at an exercise price equal to the fair market value based on the closing market value of the common stock on the date of grant ($71.86).

A special recognition award was made in restricted stock to the named executive officers and other key executives. The restricted shares were awarded at $71.86 per share, the closing price on May 3, 2002. One-half of the restricted stock will vest on December 31, 2004 and December 31, 2005, respectfully.

© 2005 Towers Perrin 13

Appendix II -

Company Plan Details: John Hancock Financial Services

Under the 1999 Long Term Stock Incentive Plan, the company may from time to time grant eligible employees qualified or nonqualified stock options, and may grant eligible agents and other producers nonqualified stock options. The company may also award employees the right to receive shares, a cash equivalent payment, or a combination of both which may be subject to forfeitability contingencies based on continued employment or on meeting performance criteria or both (stock awards).

Shares reserved under the initial plan adopted at IPO are expressed as 5% of outstanding following completion of IPO, stock awards (non-option awards) may not exceed 1% of outstanding.

On March 13, 2000, the company granted 291,028 shares of non-vested stock to key personnel at a weighted-average grant price per share of $14.34. These grants of non-vested stock are forfeitable and vest at three or five years of service with the company.

Starting in February 2001, all executive officers became eligible for stock awards under the 1999 Long-Term Stock Incentive Plan. The primary grant form under this plan was stock options, both incentive and non-qualified. Stock options typically are granted annually, with the size of grants varying based on various factors, including the executive’s level of responsibility and past contributions to the company, as well as the practices of peer companies. Stock options are granted with an exercise price equal to the fair market value on the date of grant. Stock options generally will vest over a two-year period and have a maximum five-year exercise term. Restricted stock will also be granted on a highly selective basis to support retention. Each year, the compensation committee will determine the amount and terms of any restricted stock grants.

On February 5, 2001, the board approved stock and stock option grants to the Policy Committee of the company. A total of 56,000 of non-vested stock was granted. A total of 9.4 million options were granted, with a grant date exercise price of $35.53 per share. Options vest 50% each after 1 and 2 years and expire in 5 years; restricted stock vests at the end of 5 years.

In February 2001, the Company implemented the Signator Stock Options Grant Program, under the Long-Term Stock Incentive Plan. The program granted 339,307 stock options to non-employee general agents (agents) at the market price of $35.53 per share. The stock options vest over a two-year period, subject to continued participation in the JHFS sales program and attainment of established, individual sales goals. After one year of vesting, an agent is allowed to exercise 50% of the stock options granted.

© 2005 Towers Perrin 14

Appendix II -

Company Plan Details: Manulife Financial

It is expected that on the creation of the share-based compensation plans, the maximum number of common shares that will be issuable under such plans will be no more than 7.5% of the common shares outstanding. The Executive Stock Option Plan provides for grants of stock options, deferred share units, share appreciation rights, restricted shares and performance awards to officers and employees of the company or its affiliates. The maximum number of common shares that may be issued under the plan is 36,800,000 shares. Under the Executive Stock Option Plan, stock options are periodically granted to selected employees. The options vest over a 4-year period and expire not more than 10 years from the grant date. On October 2, 2000, stock options and/or deferred share units were granted to eligible officers.

The company’s Long Term Incentive Plan (long-term bonus plan) was terminated in 2000. Current employees who were participants in the LTIP were offered cash, deferred stock units or stock options in exchange for accrued entitlements under the LTIP. These payments were made in October 2000.

© 2005 Towers Perrin 15

Appendix II -

Company Plan Details: MetLife

Under the 2000 Stock Incentive Plan, the compensation committee may from time to time grant stock options for the purchase of common stock to officers, employees and insurance agents of MetLife, Inc. and its subsidiaries, provided that the Compensation Committee may not grant any stock or stock options prior to the first anniversary of the effective date of the plan of reorganization. The committee may, in its discretion, delegate its authority and power under the Stock Incentive Plan to MetLife, Inc.’s CEO with respect to individuals who are below the rank of Senior Vice-President. Such delegation of authority is limited to 1.5% of the total number of shares authorized for issuance under the Stock Incentive Plan, and no individual may receive more than 5% of the shares of the CEO’s total authorization in any twelve-month period.

The maximum number of shares issuable under the Stock Incentive Plan is 5% of the shares outstanding immediately after the effective date of the plan of reorganization, reduced by the shares issuable pursuant to options granted under the MetLife, Inc. 2000 Directors Stock Plan. The maximum number of shares which may be subject to awards under the Stock Incentive Plan may not exceed 60% of the shares available under the Stock Incentive Plan prior to the second anniversary of the effective date of the plan of reorganization or 80% of the shares available under the Stock Incentive Plan prior to the third anniversary of the effective date of the plan of reorganization.

In 2001, each of the named executive officers was granted two sets of stock options under the Stock Plan: “Management” stock options and “Founder’s Grant” stock options. All eligible domestic employees and insurance agents of MetLife and its subsidiaries, including the NEOs, were granted 200 Founder’s Grant stock options. Management employees of the company or its subsidiaries were granted Management stock options in amounts determined on an individual basis by the committee to reflect the responsibilities and performance of the participants and to motivate superior performance. Management stock options will become exercisable at the rate of 33 1/3% per year on each of the first three anniversaries of their date of grant. Founder’s Grant options will normally become exercisable at the end of 3 years.

© 2005 Towers Perrin 16

Appendix II -

Company Plan Details: MONY Group

The Stock Plan provides for the grant of options (including non-qualified and incentive stock options). The maximum number of shares of the Common Stock that may be issued from November 16, 1998 to November 15, 2004 under the Stock Plan is 5% of the total outstanding shares. Consistent with rules promulgated by the New York State Superintendent of Insurance, awards were granted by the company after the first anniversary following the effective date of the Plan of Reorganization, which occurred on November 16, 1998. Any grant of a stock option after the first anniversary and prior to the fifth anniversary of the Offerings shall be subject to the advance approval of the New York State Superintendent of Insurance.

The committee may grant nonqualified stock options and stock options qualifying as incentive stock options. Each option will generally become exercisable on a cumulative basis in three approximately equal installments on each of the first three anniversaries of the date of grant thereof. The term of each option will be fixed by the committee but may not be more than ten years from its date of grant.

On November 17, 1999, the board made the initial grants of options to certain key employees of the company and its subsidiaries and certain career sales agents to acquire 1,438,500 and 147,900 shares of the Company’s common stock, respectively, at an exercise price of $30.50 per share. No other grant of options has been made under the plan.

The top 5 executives and management did not receive any additional stock-based awards during the 2 years following the initial grants.

© 2005 Towers Perrin 17

Appendix II -

Company Plan Details: Phoenix Companies

Under the Stock Incentive Plan, the compensation committee may from time to time grant stock options to officers, employees and insurance agents of The Phoenix Companies, Inc. and its subsidiaries, provided that the committee may not grant any stock or stock options prior to the first anniversary of the IPO. The committee may, in its discretion, delegate its authority and power under the Stock plan to the CEO with respect to individuals who are below the rank of Senior Vice President. Such delegation of authority is limited to 1.5% of the total number of shares authorized for issuance under the Stock Incentive Plan, and no individual may receive more than 5% of the shares subject to the CEO’s total authorization in any 12-month period.

The maximum number of shares issuable under the Stock Incentive Plan is the aggregate of 5% of the shares outstanding immediately after the IPO. The maximum number of shares which may be subject to award under the Stock Incentive Plan shall not exceed 75% of the shares available under the Stock Incentive Plan prior to the second anniversary of the plan effective date, 85% of the shares available under the Stock Incentive Plan prior to the third anniversary of the plan effective date and 100% of the shares available under the Stock Incentive Plan prior to the fourth anniversary of the plan effective date.

On June 25, 2002, the committee granted 4,456,906 stock options to a large number of officers of the company. These options have an exercise price of $16.20 and a three-year vesting period (33 1/3% per year) with a ten-year term. No options may be exercised until after June 26, 2003, the second anniversary of the IPO. During the third quarter of 2002, the company awarded 573,477 restricted stock units valued at $13.95 per share. The restriction period for this award ends June 25, 2006.

© 2005 Towers Perrin 18

Appendix II -

Company Plan Details: Principal Financial Group

The company can issue no more than 6% of outstanding shares following the IPO under all stock-based plans for a period of 5 years after the reorganization date, unless shareholders approve an increase in shares reserved; no more than 40% of the limit (2.4%) may be issued during the first 18 months after the demutualization.

Until six months after completion of the Demutualization, the company may not award any stock options, stock grants or other stock-based grants to any executive officers or directors, and they may not purchase shares of Common Stock or receive distributions of stock under the Long-Term Performance Plan; and

Under the Stock Incentive Plan, the compensation committee may from time to time grant to executive officers stock options (both nonqualified options and options qualifying as incentive stock options), stock appreciation rights, restricted stock and restricted stock units. Stock options are expected to be the primary grant form under the Stock Incentive Plan. Stock options are granted with an exercise price at least equal to the fair market value of the common stock on the date of grant, are generally exercisable in three approximately equal installments on each of the first three anniversaries of the date of grant and continue to be exercisable for up to ten years.

On November 26, 2001, a one-time, grant of non-qualified stock options was made under the Stock Incentive Plan to essentially all employees, including career agents who are statutory employees.

On April 29, 2002, the committee granted the first annual award of non-qualified stock options to each executive officer, including the Named Executive Officers. The options vest ratably over three years beginning on April 29, 2003, expire on April 29, 2012, and have an exercise price of $27.48, the closing price of the Common Stock on the grant date.

The committee determines the options it will grant executive officers under the plan by considering the percentage of total compensation competitors award in the form of options and other forms of equity compensation for comparable positions.

Utilizing this information, the committee sets target award opportunities for equity compensation, expressed as a percentage of base salary. Actual grants may range from 0% to 150% of these targets based on a variety of factors such as individual performance and the importance of retaining the executive officer.

© 2005 Towers Perrin 19

Appendix II -

Company Plan Details: Prudential Financial

Under the officer stock option program, grants of stock options (which may include incentive stock options) or stock appreciation rights will be made to officers of Prudential Financial, Inc. and its affiliates and to other selected individuals. This program has two aspects. First, it is ultimately intended to provide for the grant of stock options in lieu of all cash-based incentive compensation awards now made annually under the long-term bonus plan. The company will defer the adoption of this practice for at least 183 days from the effective date of its demutualization for otherwise-eligible officers of Prudential and its affiliates, and for at least one year from the effective date of its demutualization for senior officers of Prudential. Second, the board, or a committee of the board or officer, in its discretion, may make periodic grants of stock options to select employees to reward significant individual performance.

During 2002, the company will continue to transition its compensation program to one appropriate for a publicly-traded corporation. This involves two major changes: one is to use stock and stock options as part of total compensation; the other is to use performance measures for incentive compensation more typical of a public company. Both of these changes are intended to better align the financial interests of management and employees with those of our new shareholders.

The transition started with a one-time “founders’ grant” of stock options made to a substantial and broad number of employees and agents of Prudential Financial and its subsidiaries globally, excluding officers of Prudential Financial, Prudential Insurance and their equivalents in other subsidiaries. Under this grant, called the Associates Grant, options for 240 shares were awarded on the IPO date to each eligible full-time associate and half that number to each eligible part-time employee. The exercise price of the options was generally set at $27.50 a share, which was identical to the IPO price. Options were granted to approximately 51,000 employees and agents, on approximately 12,000,000 shares, under the Associates Grant. This grant will help align the interests of a broad population of the company’s employees globally with those of shareholders.

Executives received option grants in December 2002 with an exercise price equal to $32 per share, the fair market value on the date of grant.

© 2005 Towers Perrin 20

Appendix II -

Company Plan Details: Sun Life Financial Services

The company sought approval of its Executive Stock Option Plan (29,525,000 shares reserved), the Director Stock Option Plan (150,000 shares reserved), and the Senior Executives’ Deferred Share Unit Plan at its annual meeting in April 2001, following its demutualization. The company granted stock options to certain employees and directors and to all eligible employees under the Special 2001 Stock Option Award Plan (1,150,000 shares reserved). Options granted under these plans will vest at various times; over a 5-year period under the Executive Stock Option Plan, 2 years after the grant date under the Special 2001 Stock Option Award Plan and over a 2-year period under the Director Stock Option Plan.

In March 2001, stock options granted to named executive officers were awarded with an exercise price equal to the market price on the date of grant ($18.76 and C$29.49). A portion of the options (50% for the CEO and the COO, and approximately 62.5% for other named executives) were awarded with a 4-year ratable schedule. In the first year of the plan, selected employees were eligible for an enhanced award (the remaining portion of the award for named executive officers). This enhanced award vests 50% after 3 years and 50% after 5 years.

© 2005 Towers Perrin 21

Appendix II -

Company Plan Details: Trigon Healthcare

The plan of demutualization contains provisions generally prohibiting Trigon Healthcare from adopting any stock-based compensation plan, including any restricted stock, stock option or stock appreciation rights plan, for directors or senior management prior to the effective date of the Plan of Demutualization, and imposes restrictions on stock rights granted before three months after expiration of the six-month lockup period following the Offerings.

Under the stock plan adopted at the IPO, no more than 5% of outstanding may be issued for stock-based awards, stock awards (non-stock options) may not exceed 1% of outstanding.

In 1997, the only stock-based compensation awarded under the Stock Incentive Plan was in the form of nonstatutory stock options, all of which were awarded at an exercise price equal to the fair market value of the company’s common stock on the date of grant. All of the officers of the company were awarded stock options on June 11, 1997, and several received supplemental awards later in the year in recognition of their promotions to positions of greater responsibility. The committee considered a number of factors in determining the number of options to be awarded to particular executives, including the executive’s salary level, the ability of the executive to affect the net income of the company, the amount of stock in the company that the executive owned, and the level of stock options awarded to comparable executives at companies that compete with the company.

Initial options were granted to executives and other employees; options vest 33% each after 1, 2 and 3 years and expire in 10 years.

© 2005 Towers Perrin 22

Appendix II -

Company Plan Details: WellChoice

In 2003, the board adopted and the stockholders approved the 2003 Omnibus Incentive Plan. Officers, key employees and non-employee directors are eligible for awards under the plan. The maximum number of shares of common stock that may be issued under the plan is 6,250,000. The maximum number of shares of common stock that may be granted as restricted stock awards or restricted stock units and that vest or otherwise become non-forfeitable by participants during the term of the plan is 1,875,000. The plan provides for the grant of any or all of the following types of benefits: stock options, including incentive stock options and non-qualified stock options; stock appreciation rights; restricted stock awards; restricted stock units; and cash awards. Restricted stock awards, restricted stock units and cash awards may constitute performance-based awards.

Under the plan of conversion, the company agreed that it would not grant stock-based compensation to its employees or directors prior to November 7, 2003. On November 7, 2003, the compensation committee granted executive officers stock-based compensation as part of their 2004 long-term compensation package. The grants consisted of (1) shares of restricted stock that provide the grantee with voting and dividend rights and vest over a three-year period and (2) non-qualified options with an exercise price of $31.03 per share, which also vest over a three-year period.

The committee considered the aggregate dollar value attributable to all long-term compensation, both stock and cash-based. Of the total amount, with respect to the executive officers, the committee allocated approximately 80% of the value to stock-based compensation. The committee then allocated one-half of the value of the stock-based compensation to grants of restricted stock and the other half to non-qualified stock options.

© 2005 Towers Perrin 23